December 21, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N. E.

Washington, D.C. 20549

Re:  Registration Statement on Form SB-2 (File No. 333-142916)

of DonTech Waste Services Inc.

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act ”), the undersigned registrant (the “Registrant”) hereby applies for an Order granting the immediate withdrawal of its Registration Statement on Form SB-2, together with all exhibits thereto, File No. 333-142916 (collectively, the “Registration Statement”). The Registration Statement was originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 14, 2007. The Registrant’s parent company, has determined not to proceed with the transaction covered by the Registration Statement. No securities have been sold pursuant to the Registration Statement.

Accordingly, the Registrant hereby respectfully requests that an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.

If you have any questions or comments regarding the foregoing application for withdrawal, please contact Jay Weil, Esq., of Guzov Ofsink, LLC, legal counsel to the Registrant, at 212-371-8008.

DONTECH WASTE SERVICES INC.

By:    /s/ Dong Jinqing

Name: Dong Jinqing

Title:   Chief Executive Officer